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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 1)*

Chicago Rivet & Machine Co.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

168088102

(CUSIP Number)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Poul Erik Madsen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 89,858
8. Shared Voting Power none
9. Sole Dispositive Power 89,858
10. Shared Dispositive Power none

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 89,858
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.26%
14.	Type of Reporting Person (See Instructions)

Item 1. Security and Issuer.

(a)	Name of Issuer

Chicago Rivet & Machine Co

(b)	Address of Issuer’s Principal Executive Offices:

901 Frontenac Road

Napierville, IL 60566

Item 2. Identity and Background.

(a)	Name:

Poul Erik Madsen

(b)	Business Address:

16108 6th Street East

Redington Beach, FL 33708

(c)	Present Principal Employment:

None.

(d)	Record of Convictions:

During the last five years, Filing Person was not convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Record of Civil Proceedings:

None.

Item 3. Source and Amount of Funds or Other Consideration.

A total of 89,858 shares of stock are held. However, 49,011 are held in Revocable Trust Agreement of Poul Erik Madsen dated February 14, 2006, and 40,847 are held in the Revocable Trust Agreement of Carol Madsen dated February 14, 2006. The entire voting power and power to assign, transfer, dispose or otherwise deal with the 89,858 shares of stock is vested in Poul Erik Madsen solely. In addition, the funds used to purchase these shares of stock came from the personal savings of Poul Erik Madsen and Carol Madsen. Carol Madsen has assigned and delegated all decision making authority to Poul Erik Madsen for the entire 89,858 shares of stock in Chicago Rivet & Machine, Co.

Item 4. Ownership.

(a)	89,858

(b)	9.26%

(c)	(i) 89,858 shares

(ii) 89,858 shares

Item 5. Ownership of Five Percent or Less of a Class.

     N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     N/A

Item 8. Identification and Classification of Members of the Group.

     N/A

Item 9. Notice of Dissolution of Group.

     N/A

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 24, 2007

/s/ Poul Erik Madsen
Signature Poul Erik Madsen